Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

November 16, 2020

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2077

Total Income Portfolio, Series 23

File Nos. 333-249019 and 811-03763

Dear Mr. Bartz:

This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2077, filed on September 24, 2020 with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Total Income Portfolio, Series 23 (the “Trust”).

GENERAL

1.        Please provide the undertaking required by Rule 484 under the 1933 Act.

Response: In response to this comment, 1) the section titled “Undertaking to File Reports” in the Form S-6 filing will be renamed to “Undertakings” and 2) the following will be added as the second paragraph:

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to Rule 484 under the Securities Act of 1933, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

PROSPECTUS

Investment Summary — Principal Risks

2. The duration example in the eighth bullet under the “Principal Risks” section uses a duration of five years. Please confirm that the average weighted duration of the underlying business development companies and exchange-traded funds is approximately five years or less. If not, please revise this example to reflect the average weighted duration of the business development companies and exchange-traded funds.

Response:       The sponsor confirms that the average weighted duration of the underlying business development companies and exchange-traded funds is approximately five years or less and, therefore, the example does not need to be revised.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

          Morrison C. Warren